AMENDED & RESTATED SCHEDULE A to the
OPERATING EXPENSE LIMITATION AGREEMENT
dated October 16, 2014 between
ANGEL OAK FUNDS TRUST and
ANGEL OAK CAPITAL ADVISORS, LLC

OPERATING EXPENSE LIMITS

Fund Name	Maximum Operating Expense Limit*

Angel Oak Flexible Income Fund	0.85%

Angel Oak Multi-Strategy Income Fund	0.99%

* Expressed as a percentage of a Fund’s average daily net assets.

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Schedule A to be signed on their behalf by their duly authorized officers as of February 1, 2015.

ANGEL OAK FUNDS TRUST, on behalf of each Fund listed on this Schedule A

/s/ Michael D. Barolsky
Michael D. Barolsky
President

ANGEL OAK CAPITAL ADVISORS, LLC

By: /s/ Brian Smith

Name: Brian Smith

Title: Chief Operating Officer